3375 Toopal Drive • Oceanside, CA 92054 • 760.277.1505 • 760.454.1734 fax

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Jason Niethamer

July 6, 2006

Re:	Cirracor, Inc., a Nevada corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005
Forms 10-QSB for Fiscal Quarters Ended December 31, 2005 and
March 31, 2006
File No. 000-50282

Dear Mr. Niethamer:

On behalf of Cirracor, Inc., a Nevada corporation (“Company”), please be informed that the Company requires additional time to respond to the comments in your letter dated June 21, 2006 due to unanticipated delays in (i) reviewing the material necessary to formulate a response, (ii) coordinating that response with the Company’s accountant, and (iii) scheduling a review of the reply by the Company’s independent auditor. Most notably, the review partner responsible for the Company’s file at the independent auditor is out of the country until July 24, 2006. Therefore, the Company anticipates being able to file a response on or before August 6, 2006, and herewith respectfully requests an extension to file its reply with the Securities and Exchange Commission on or before that date.

Of course, should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at the above telephone number or at 949.300.0901 (cell). Thank you.

Sincerely,

CIRRACOR, INC.

______________________
By: Reed Fisher
Its:  President